NEWALTA
Better ways to manage waste

06010445

99

SEC MAIL RECEIVED PROCESSING JAN 24 2006 WASH. D.C. 213 SECTION

January 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated January 12, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Announces $118 Million Capital Budget for 2006

CALGARY, Alberta, Canada, January 12, 2006 – Newalta Income Fund ("Newalta") today announced a capital budget of $118 million for 2006, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million in tuck-in acquisitions in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information system being implemented to support the continued growth of the Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Newalta's Oilfield, Industrial and Central operating divisions. Newalta is reviewing alternatives to fund the 2006 capital budget.

"In 2006, we will invest in a broad range of relatively low-risk and high-return opportunities to grow and strengthen our existing operations as we also pursue acquisitions to generate additional growth and continue to provide superior returns to our investors," said Al Cadotte, Newalta's President and Chief Executive Officer.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of non-hazardous industrial solid waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

This news release contains forward-looking statements relating to expected future expansion initiatives. These statements are based on current views, expectations and assumptions that are subject to risks and uncertainties which are difficult to predict, including risks and uncertainties relating to the uncertainty of expected operating results, industry conditions, availability of financing alternatives, and debt service and future capital needs. Actual expansion initiatives might differ materially from those suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 206-2684
www.newalta.com